Exhibit 99.1

Press Release

Youku Tudou Announces US$1.22 Billion Investment Led by Alibaba Group

BEIJING, China, April 28, 2014 — Youku Tudou Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced that it has entered into definitive agreements with a joint investment vehicle of Alibaba Group Holding Limited (“Alibaba”) and Yunfeng Capital, pursuant to which Alibaba and Yunfeng Capital, through the joint investment vehicle, will invest an aggregate of approximately US$1.22 billion to purchase a number of Class A ordinary shares from the Company, which we estimate will be 707,250,870 newly issued shares, and 13,869,990 existing Class A ordinary shares, at a purchase price of US$1.6944 per share, corresponding to US$30.50 per American Depositary Share of the Company, each representing 18 Class A ordinary shares.

Alibaba and Yunfeng Capital will indirectly hold approximately 16.5% and 2.0%, respectively, of the total issued and outstanding shares of the Company on a fully-diluted basis determined under the treasury method, after taking into account the shares to be issued in the transaction.  The transaction is expected to close in the near future, subject to the satisfaction of customary closing conditions.  Jonathan Lu, Chief Executive Officer of Alibaba, will join Youku Tudou’s board of directors upon completion of the transaction.

“We are very pleased to have Alibaba as our strategic investor.  Alibaba’s investment will strengthen Youku Tudou as China’s largest online video platform and further differentiate our services and user experience. It will help us continue to build an immersive cultural entertainment platform that integrates online and offline entertainment.” Victor Koo, Chairman and Chief Executive Officer of Youku Tudou, said.

“We are excited to cooperate and work closely with Victor and his team to support their innovation in this key emerging space as well as accelerate our digital entertainment and video content strategy,” said Jack Ma, Executive Chairman of Alibaba.  “This is an important strategic initiative that will further extend the Alibaba ecosystem and bring new products and services to Alibaba’s customers.”

Goldman Sachs (Asia) L.L.C. is serving as Youku Tudou’s financial advisor in respect of the transaction. Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to Youku Tudou, and TransAsia Lawyers and Maples and Calder are serving as PRC and Cayman Islands legal advisor to Youku Tudou, respectively.

Morgan Stanley Asia Limited is serving as Alibaba’s financial advisor in respect of the transaction. Simpson Thacher & Bartlett LLP is serving as U.S. legal advisor to Alibaba, and Fangda Partners and Walkers are serving as PRC and Cayman Islands legal advisor to Alibaba, respectively.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company.  Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices.  Its Youku brand and Tudou brand are among the most recognized online video brands in China.  Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Disclosure

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminologies such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the management’s quotes and the expectations with respect to the future developments of the online video market in China and the Company, as well as the Company’s strategic and operational plans, contain forward-looking statements.  Forward-looking statements involve inherent risks, uncertainties and assumptions.  Actual results could differ materially from those projected in our forward-looking statements due to such risks, uncertainties and other factors.  Important factors that could affect actual results are discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the risks discussed under Item 3D “Risk Factors” in the Company’s 2013 Annual Report on Form 20-F.  Readers are encouraged to read the Company’s filings to learn more about the risk factors associated with the Company’s business.  All information provided in this press release is current as of the date of the press release, and the Company undertakes to update such information, except as required under applicable law.

For more information, please contact:

Youku Tudou Inc. Contact:

Ryan Cheung

Corporate Finance Senior Director

Youku Tudou Inc.

Tel: +8610-5885-1881 x6090

Email: ryan.cheung@youku.com

Alibaba Group Contacts:

Asia

Florence Shih

Alibaba Group

Tel: +852-9869-2096

E-mail: florenceshih@hk.alibaba-inc.com

USA

Ashley Zandy

Alibaba Group

Tel: +1-917-655-7276

E-mail: ashleyzandy@alibaba-inc.com

Paul Kranhold

Sard Verbinnen & Co

Tel: +1-415-618-8750

E-mail: pkranhold@sardverb.com